

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2013

<u>Via E-mail</u>
Mr. Brian Goss
Principal Executive Officer
Graphite Corp.
1031 Railroad Street, Suite 102A
Elko, NV 89801

> **Re: Graphite Corp.**
> **Amendment Nos. 1 and 2 to Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed November 5, 2013 and November 14, 2013**
> **Response Dated November 5, 2013**
> **File No. 0-54336**

Dear Mr. Goss:

We have reviewed your response dated November 5, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. As previously requested, please provide a written statement from the company acknowledging that:

    • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our Acquisitions, page 5

2.   We note your response to comment 1 that you have provided the information requested in your amended filing. We reissue comment 1. Please describe the land parcels of the Carr and Cahaba leases, identifying the land parcels, their specific location, and providing the basis for your assertion of mineral rights ownership. We also note that you have leased the Crystal property, but have not described the leased property or the basis for your mineral rights leased. We also note your assertion that 83 additional claims were located around your leased property, but only the claims C-48 through C-83 (MMC 227745 – MMC 227780) are valid in sections 23-26, 35 and 36 of T8S, R8E which is not adjacent to your lease in section 31 of T8S, R7W. Please modify your filing, adding more disclosure regarding your mineral rights, property leases, and/or mining claims.

3.   In regards to comment 2, we note your descriptions of previous mine workings, both surface and underground on both your leased properties, but fail to find any descriptions of these workings or references to any equipment or facilities that may be on your properties. We re-issue comment 2. Please describe the extent of the mine workings, both surface and underground, and if no equipment remains, please include a statement to that effect in your modified filing. Please describe the past mining activities on your properties and state whether any exploration information is available, such as drill hole information, sampling, geologic mapping.

4.   We re-issue comment 3. Please modify your filing and expand your disclosure concerning your exploration plans.

5.   We note your response to comment 4 that best practices field sample collection techniques and QA/QC procedures instituted internally at Inspectorate were used. We re-issue comment 4. Please describe these best practice sampling techniques and the QA/QC procedures employed at Inspectorate in your revised filing.

6.   We note your response to comment 5 that the past mining activities did not contaminate your samples. We re-issue comment 5. Please state whether the past surface disturbance will require reclamation and if there are any environmental concerns due to these past mining activities, such as acid mine drainage, excessive dust, or excessive selenium that may be found in the groundwater.

You may contact George K. Schuler, Mine Engineer, at (202) 551-3718 regarding engineering comments.   Please contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief